SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 20, 2003
(Date of earliest event reported)

PAYCHEX, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	0-11330	16-1124166
(State of incorporation)	(Commission	(IRS Employer
	File Number)	Identification Number)

911 PANORAMA TRAIL SOUTH, ROCHESTER, NEW YORK   14625-0397
(Address of principal executive offices)   (Zip Code)

(585) 385-6666
(Registrant's telephone number, including area code)

ITEM 9. REGULATION FD DISCLOSURE

The registrant's press release dated March 20, 2003, which reports its financial results for the third quarter and nine months ended February 28, 2003, is furnished (not filed) as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PAYCHEX, INC.

Date: March 20, 2003   /s/ B. Thomas Golisano
                                                  _____
                                                  B. Thomas Golisano
                                                  Chairman, President and
                                                  Chief Executive Officer

Date: March 20, 2003   /s/ John M. Morphy
                                                  _____
                                                  John M. Morphy
                                                  Senior Vice President, Chief
                                                  Financial Officer and
                                                  Secretary

EXHIBIT INDEX

Exhibit 99.1   Press Release of Paychex, Inc. Dated March 20, 2003